INDOSAT FILES ITS ANNUAL REPORT ON FORM 20-F

AND 2009 ANNUAL REPORT

Jakarta, June 3, 2010 – PT Indosat Tbk (“Indosat” or the “Company”; NYSE: IIT; IDX: ISAT), today announced that its Annual Report on Form 20-F, which includes audited financial statements for its fiscal year ended December 31, 2009 (“Form 20-F”), has been filed with the U.S. Securities and Exchange Commission. The Company’s 2009 Annual Report (“Glossy Annual Report”) has also been filed with the Indonesian Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”). Both the Form 20-F and the Glossy Annual Report have been posted on the Company’s website at http://www.indosat.com/, under the “Investor Relations” section. The Form 20-F is also available online at http://www.sec.gov.

Shareholders may receive a hard copy of the Company’s complete audited financial statements for the year ended December 31, 2009, free of charge upon request by contacting investor@indosat.com by e-mail.

About Indosat

PT Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular prepaid and postpaid services. It also provides a fixed telecommunication or fixed voice offering including IDD, fixed wireless and fixed phone services. In addition, and together with its subsidiary companies Indosat Mega Media (IM2) and Lintas Arta, Indosat provides fixed data or Multimedia, Internet & Data Communication services such as IPVPN, leased line and internet services. Indosat was a pioneer in introducing wireless broadband services using 3.5 G with HSDPA technology to Indonesia. The Company successfully attained a dual listing for its shares in 1994 and today the Company’s Ordinary Shares are listed on the Indonesia Stock Exchange (IDX: ISAT) with American Depository Shares also listed on the New York Stock Exchange (NYSE:IIT).

For further information, please contact:

Investor Relations

Tel: 62-21-3869615

Fax : 62-21-30003757

Corporate Secretary

Tel: 62-21-3869614

Fax: 62-21-30003754

Email : investor@indosat.com

Website: www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.